Exhibit 12(b)

LEGG MASON, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Nine Months Ended December 31,	Years Ended March 31,
	2007	2007	2006	2005	2004	2003
Earnings from operations before income tax provision	$836,759	$1,043,854	$715,462	$470,758	$301,563	$181,202
Fixed Charges:
Interest Expense	54,608	71,474	52,648	44,765	44,734	52,654
Interest on uncertain tax positions included in earnings from operations before income tax provision(2)	900	(649)	780	520	—	—
Portion of rental expenses representative of interest factor(1)	24,287	32,383	15,969	9,237	7,736	7,734
Earnings available for fixed charges	$916,554	$1,147,062	$784,859	$525,280	$354,033	$241,590
Fixed Charges:
Interest Expense	$54,608	$71,474	$52,648	$44,765	$44,734	$52,654
Interest expense included in interest expense not related to third party indebtedness(2)	(900)	649	(780)	(520)	—	—
Portion of rental expense representative of interest factor(1)	24,287	32,383	15,969	9,237	7,736	7,734
Total Fixed Charges	$77,995	$104,506	$67,837	$53,482	$52,470	$60,388
Preferred stock dividends	—	—	—	—	—	—
Consolidated ratio of earnings to combined fixed charges and preferred stock dividends	11.8	11.0	11.6	9.8	6.7	4.0

(1) The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, Data Processing Service Bureau and Equipment Rental expenses.

(2) The portion of interest related to uncertain tax positions is excluded from the calculation.